Peninsula Resources Ltd.

(Formerly Nugget Resources Inc.)

Consolidated Financial Statements

 For the three and nine months ended

March 31, 2010 and 2009

(Amended June 29, 2010)

(Expressed in Canadian $)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Peninsula Resources Ltd.	Page 1

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc.)

CONSOLIDATED BALANCE SHEETS (AMENDED JUNE 29, 2010)

(Expressed in Canadian $)

	March 31, 2010	June 30, 2009

ASSETS
Current assets
Cash	$25,719	$34,362
GST recoverable	1,017	1,592
Prepaid expenses	3,411	5,874

	$30,147	$41,828

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$16,289	$22,947
Due to related parties (Note 7)	19,780	2,154
	36,069	25,101
Shareholders’ equity (deficiency)
Share capital (Notes 8)	2,690,437	2,645,437
Shares subscribed (Note 12)	25,000	-
Deficit	(2,721,359)	(2,628,710)
	(5,922)	16,727

	$30,147	$41,828

Going Concern and nature of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 12)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

Graham C. Reveleigh Director	Charles Ross Director

Peninsula Resources Ltd.	Page 2

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(AMENDED JUNE 29, 2010)

 (Expressed in Canadian $)

	3 months ended	3 months ended	9 months ended	9 months ended
	March 31,	March 31,	March 31,	March 31,
	2010	2009	2010	2009

EXPENSES
Office expense	322	257	1,188	1,342
Management fees (Note 7)	7,500	7,500	22,500	22,500
Consulting fees (Note 7)	3,750	1,235	9,925	6,760
Professional fees	7,536	7,000	33,323	29,938
Rent	1,500	-	4,500	-
Transfer agent and filing	3,857	3,206	10,477	11,125
Project evaluation costs	192	-	10,597	-
Travel and promotion	-	905	191	905
	24,657	20,103	92,701	72,570

Loss on acquisition of subsidiary (Note 5)	-	17,696	-	17,696
Foreign exchange loss (gain)	(12)	-	(52)	-

Loss and comprehensive loss for the period	(24,645)	(37,799)	(92,649)	(90,266)

Deficit, beginning of period	(2,696,714)	(2,543,731)	(2,628,710)	(2,491,264)

Deficit, end of period	$(2,721,359)	$(2,581,530)	(2,721,359)	$(2,581,530)

Loss per share, basic and diluted	$(0.01)	$(0.01)	(0.02)	$(0.03)

Weighted Average Shares Outstanding (basic and diluted)	3,661,644	3,171,239	3,660,184	2,833,963

The accompanying notes are an integral part of these financial statements.

Peninsula Resources Ltd.	Page 3

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

CONSOLIDATED STATEMENTS OF CASH FLOWS (AMENDED JUNE 29, 2010)

 (Expressed in Canadian $)

	3 months ended	3 months ended	9 months ended	9 months ended
	March 31,	March 31,	March 31,	March 31,
	2010	2009	2010	2009

Cash provided by (used in):
Operating Activities:
Profit (loss) for the period	$(24,645)	$(37,799)	$(92,649)	$(90,266)
Accrued management fees (Note 7)	10,500	2,625	10,500	2,625
Accrued consulting fees (Note 7)	2,362	-	2,362	-
Loss on acquisition of subsidiary	-	17,696	-	17,696
Net change in non-cash working capital	9,502	4,466	(3,620)	(98,211)
	(2,281)	(13,012)	(83,407)	(168,156)

Financing Activities
Issue of capital stock	-	112,645	45,000	432,078
Shares subscribed	25,000	-	25,000	-
Note paid	-	-	-	(50,000)
Advances from (to) related parties	2,719	(20,747)	4,764	(130,741)
	27,719	91,898	74,764	251,337
Investing Activities
Acquisition of Subsidiary	-	(15,000)	-	(15,000)

Increase (decrease) in cash	25,438	63,886	(8,643)	68,181

Cash and short-term investments at beginning of period	281	4,539	34,362	244

Cash and short-term investments at end of period	$25,719	$68,425	$25,719	$68,425

The accompanying notes are an integral part of these financial statements.

Peninsula Resources Ltd.	Page 4

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

1.

Going concern and nature of operations:

Peninsula Resources Ltd. (“Peninsula” or “Company”) was incorporated on February 22, 1994, in the Province of Alberta. Management intends that the Company shall be engaged in the acquisition and exploration of resource properties. The Company is listed on the NEX exchange under the symbol PNU.H.

On March 13, 2009 the Company completed the acquisition of Tearlach Resources Limited (Barbados) from Tearlach Resources Limited (Note 5). In April 2009 Tearlach Resources Limited (Barbados) changed its name to Peninsula Resources (Barbados) Limited.  Peninsula Resources (Barbados) was acquired in order to act as a holding company for future acquisitions.

The Company has minimal assets, and no source of cash flow. The financial statements have been prepared in accordance with generally accepted accounting principles that are applicable to a going concern. Under the going concern assumption, a company is viewed as being able to realize its assets and discharge its liabilities in the normal course of operations. However, the use of generally accepted accounting principles applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption. The global financial collapse of 2008 and the ensuing recession have severely restricted the ability of junior companies to raise equity financing under favourable terms. Given the operating losses accumulated in the last year, the Company’s ability to realize its assets and discharge its liabilities depends on continued support from its shareholders and ultimately on generating future profitable operations. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.

Change of name:

On May 9, 2008, the name of the Company was changed from “Nugget Resources Inc.” to “Peninsula Resources Ltd.”

3.

Interim periods:

The information has been prepared on the same basis as the annual financial statements and in the opinion of the Company’s management, reflects normal recurring adjustments necessary for a fair presentation of the information for the period presented.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. These financial statements should be read in conjunction with the financial statements and notes for the year ended June 30, 2009.

Peninsula Resources Ltd.	Page 5

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

The results of operations for the three and nine months ended March 31, 2010 are not necessarily indicative of operating results for the full year. These financial statements have not been audited or reviewed by the Company’s independent auditor.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Peninsula Resources Limited (Barbados) (PB) acquired March 13, 2009.  (Note 5)

All significant intercompany transactions and balances have been eliminated upon consolidation.

4.

Comparative figures:

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

5.

Acquisition of Tearlach Resources Limited (Barbados) (“TB”):

On March 13, 2009 the Company acquired from Tearlach Resources Limited (“Tearlach”), a company with directors in common, all of the issued and outstanding share capital of TB for cash consideration of $15,000.  TB was acquired in order to act as a holding company for acquisitions. Given the costs of setting up a new entity, management decided it was preferential to acquire an existing one.

The Company has accounted for the acquisition of TB using the guidance provided under related party transactions. Under this method the company does not record goodwill, and any gains or losses resulting due to the difference between the assets and liabilities acquired, and the consideration provided, is included in income for the period.  Assets and liabilities of TB have been recorded at their fair values at the date of acquisition.

Reported income of the Company includes the results of operations of TB from the date of acquisition on March 13, 2009.

The allocation of the purchase cost to the assets and liabilities acquired is as follows:

Consideration provided
Cash consideration	$ 15,000
Current liabilities assumed	7,097

Total consideration provided	22,097

Current assets acquired	(4,401)

Loss on acquisition of Tearlach Barbados	$ 17,696

Peninsula Resources Ltd.	Page 6

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

5.

Acquisition of Tearlach Resources Limited (Barbados) (cont’d):

On April 16, 2009 Tearlach Resources Limited (Barbados) changed its name to Peninsula Resources (Barbados) Limited (PB).

6.

Note payable:

On November 8, 2007 the Company received $50,000 from Two Dees Pty. Ltd., an unrelated private company in exchange for a note payable.  The note was unsecured, non-interest bearing and was payable on demand.  The note was repaid on July 28, 2008.

7.

Related Parties:

In the three and nine months ended March 31, 2010 the Company entered into the following transactions with related parties:

i) The Company paid or accrued $7,500 and $22,500 (2008 - $7,500 and $22,500) in management fees to a company controlled by a director.  The Company incurred net $228 and $264 (2009 – repaid net $20 and $2,853) to the director for expenses paid on behalf of the Company.

At March 31, 2010 $14,765 (June 30, 2009 - $500) was owed to the director and to companies controlled by the director.

ii) The Company paid $3,750 and $9,925 for consulting fees and incurred net $30 and $nil for expenses to a director of the Company (2009 – incurred $1,235 and $6,760 for consulting fees and incurred net $nil for expenses). At March 31, 2010 $2,393 was owed to the director (June 30, 2009 - $nil).

iii) The Company incurred net $1,936 and $968 (2009 – incurred $296 and repaid net $13,155) to Goldex Resources Corporation (“Goldex” TSX.V: GDX) - a company with a director in common - for regulatory filing costs Goldex paid on the Company’s behalf.

The Company paid $1,500 and $4,500 (2009 - $nil) rent to Goldex. At March 31, 2010 $2,622 was owed to Goldex (June 30, 2009 - $1,654).

Related party transactions are in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

Refer to Note 9.

Peninsula Resources Ltd.	Page 7

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

7.

Related Parties (Cont’d):

Related party payables were as follows:

	March 31, 2010	June 30, 2009
i) Director and companies controlled by the director - for management fees, advances and expenses	$ 14,765	$ 500
ii) Director - for consulting fees and expenses	2,393	-
iii) Company with a director in common for expenses	2,622	1,654
	$ 19,780	$ 2,154

8.

Share capital:

Class A common shares (“Common Shares”) Authorized: Unlimited No Par Value	Number	Amount
Balance at June 30, 2008	1,006,001	2,213,359
Shares issued for cash less financing costs	1,955,000	319,433
Shares issued for exercise of warrants	500,644	112,645
Balance at June 30, 2009	3,461,645	$ 2,645,347

Shares issued for exercise of warrants	199,999	45,000
Balance at March 31, 2010	3,661,644	$ 2,690,347

Pursuant to a resolution passed by the shareholders on December 19, 2007, effective at the opening on Friday, May 9, 2008, the Company consolidated its share capital on a 15 old for 1 new basis, to 1,006,001 common shares issued.

Unless  otherwise   noted,  all  references  to  common  shares,   common  shares outstanding,  average numbers of common shares outstanding and per share amounts in these  Financial  Statements and Notes to Financial  Statements  prior to the effective  date of the  reverse  stock  split have been  restated to reflect the 15:1 share consolidation on a retroactive basis.

In July 2008 the Company completed a non-brokered private placement of 1,955,000 units at $0.17 per unit for proceeds of $332,350 less financing costs of $12,917. Each unit is comprised of one share and one purchase warrant exercisable at $0.225 for a period of one year. The shares were subject to a four month hold ending November 4, 2008.

In February 2009 the Company issued 500,644 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $112,645.

Peninsula Resources Ltd.	Page 8

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

8.

Share capital (cont’d):

In July 2009 the Company issued 199,999 common shares at $0.225 per share upon the exercise of warrants for total proceeds of $45,000.

Warrants

The Company had outstanding warrants entitling the holders to purchase an aggregate of common shares as follows:

	March 31, 2010		June 30, 2009
Expiry Date	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
July 2, 2009	-	-	1,454,356	$ 0.225

A summary of the Company’s warrants and changes during the nine months ended March 31, 2010 and the year ended June 30, 2009 is presented below:

	Nine months ended			Year ended
	March 30, 2010			June 30, 2009
	Number of Common Shares Subject to Warrants	Weighted Average Exercise Price per Share	Weighted Average Remaining Life in Years	Number of Common Shares Subject to Warrants	Weighted Average Exercise Price per Share	Weighted Average Remaining Life in Years
Outstanding, beginning of period	1,454,356	$ 0.225	0.01	-	$ -	-
Granted	-	-	-	1,955,000	0.225	1.00
Exercised	(199,999)	0.225	-	(500,644)	-	-
Expired	(1,254,357)	0.225	-	-	-	-
Outstanding, end of period	-	$ -	-	1,454,356	$ 0.225	0.01

On July 3, 2009 1,254,357 warrants expired unexercised.

9.

Commitments:

On July 1, 2006, as extended to July 1, 2010, the Company entered into an agreement with a company controlled by a director, for consulting services for $2,500 per month.

Peninsula Resources Ltd.	Page 7

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

10.

Segmented Information:

The Company's assets are located in the following geographic locations:

	March 31, 2010	June 30, 2009

Canada	$ 26,736	$ 39,153
Barbados	3,411	2,675

	$ 30,147	$ 41,828

The Company's losses from operations in the nine months ended March 31, 2010 and 2009 were incurred as follows:

	Nine months ended	Nine months ended
	March 31, 2010	March 31, 2009

Canada	$ 88,993	$ 90,266
Barbados	3,656	-

	$ 92,649	$ 90,266

11.

Financial instruments and risk management:

Management of Industry Risk

Management’s intention is to engage in mineral or oil and gas exploration activities and anticipates that upon commencement of operations it will manage related industry risk issues directly. The Company’s activities may expose it to potential environmental liability risk for recovery costs.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Peninsula Resources Ltd.	Page 10

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

11.

Financial instruments and risk management (Cont’d):

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank account. As the Company’s cash is mainly held by one Canadian bank, there is a concentration of credit risk with this bank. This risk is managed by using a major bank that is a high credit quality financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. To manage liquidity risk, the Company reviews additional sources of capital and replacement debt structures to continue its operations and discharge its commitments as they become due. The Company ensures that there is sufficient capital in order to meet short-term operating requirements, after taking into account the Company’s holdings of cash. The Company’s cash are invested in business bank accounts and short term interest bearing instruments and are available on demand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency risk

The Company’s functional currency is the Canadian dollar.  The functional currency of its subsidiary Peninsula Resources Barbados is the US dollar. Therefore the Company is subject to foreign currency fluctuations in satisfying obligations related to its foreign activities

The Company does not maintain significant cash or cash equivalents or other monetary assets or liabilities in foreign countries. At March 31, 2010 the company had no cash or cash-equivalent in a foreign currency.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Price risk

The Company is not exposed to significant commodity price risk as the Company has not commenced exploration activities.

The Company does not engage in any form of derivative or hedging instruments.

Peninsula Resources Ltd.	Page 11

Peninsula Resources Ltd.

(Formerly Nugget Resources Inc)

Notes to the Consolidated Financial Statements

Three and nine months ended March 31, 2010 and 2009 (Amended June 29, 2010)

12.

Subsequent Events;

On April 21, 2010 the Company closed a non-brokered private placement of 5,000,000 Units at a price of $0.10 per Unit for gross proceeds of $500,000. Each Unit consists of one common share of the Company and one common share purchase warrant. Each Warrant entitles the holder thereof to purchase one share at a price of $0.125 for a period expiring one year from the date of issuance. 250,000 units were subscribed by March 31, 2010 for proceeds of $25,000.

On June 3, 2010 the Company entered into a letter agreement with Zodiac Exploration Corp. ("Zodiac") under which the Company will combine with Zodiac through the issuance of common shares of Peninsula.  Zodiac has interests in certain oil and gas properties in the San Joaquin Basin in California, USA. The transaction, when completed, is intended to be a reverse take-over for the purposes of the requirements of the TSX Venture Exchange and to enable the Company to qualify as a Tier 2 Oil & Gas Issuer on the TSX-V.

On June 17, 2010 the Company incorporated a wholly owned subsidiary in Alberta.

Peninsula Resources Ltd.	Page 12